Guinness Atkinson Funds
21550 Oxnard Street, Suite 850
Woodland Hills, CA 91367

October 21, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Attn: Division of Investment Management

Re:	Guinness Atkinson Funds File Nos. 33-75340; 811- 08360 (the “Registrant”)

On behalf of the Registrant, this letter is in response to comments provided by Mr. Chad Eskildsen of the staff of the Securities and Exchange Commission (the "Commission") by telephone on September 13, 2013, to the Registrant’s Summary Prospectuses and the December 31, 2012 Annual Report included on Form N-SCR.

Summary Prospectuses –web site address

1.
The website address in the legend of the summary prospectus should be specific enough to lead investors directly to the statutory prospectus and other required information, not just the home page of the Web site on which the materials are posted.  Please review the funds’ summary prospectuses legends to ensure they have the correct Web site address.

RESPONSE:     The Registrant will include the exact Web site location of the required documents in the legend of the summary prospectuses at the funds’ next update of its Summary Prospectus.

Annual Report

Global Innovators Fund

2.
The geographic breakdown table in the Global Innovator Fund (the “Fund”) Factsheet on the Funds website shows the Fund having approximately 75% in U.S. explain how the Fund complies with the Prospectus disclosure that it will invest at least 40% of its assets in global securities.

3.
RESPONSE:     The percentages presented in the geographic breakdown table on the Factsheet are based on the issuer’s country of domicile.  As defined in the Fund’s Prospectus dated May 1, 2012, a “global security” means a security issued by a company with significant business activities outside the U.S., including, but not limited to:

•	Having significant assets, revenues or profits coming from outside the U.S.;
•	Operating significant business activities outside the U.S.;
•	Having shares principally traded on an exchange or market outside the U.S.;
•	Organized under the laws of a country other than the U.S.;

•	Receiving significant economic inputs (including but not limited to raw materials, components or supplies) from sources outside the U.S.;
•	Forming part of a benchmark of an index and identified by the index creator as a non-U.S. security; or
•	Accessing capital markets outside the U.S.

The Fund’s advisor has identified the following U.S. domiciled companies as having significant revenues coming from outside the U.S., and includes these positions in determining that it has invested at least 40% of the Fund’s assets in “global securities” as set forth in its prospectus.  After taking into consideration these global securities of approximately 22% with the non-U.S. domiciled companies of approximately 25% as of August 31, 2013, the Fund’s investment in global securities was above the 40% threshold.

The following securities were determined by the Advisor to be “global securities” in accordance with its prospectus definitions:

Security Name	Value at 08/31/13	% of Fund Net Assets
State Street Corp.	$1,552,841	4.24%
Applied Materials, Inc.	1,526,367	4.17%
Oracle Corp.	1,264,205	3.46%
NVIDIA Corp.	1,259,576	3.44%
eBay, Inc.	1,249,250	3.42%
Intel Corp.	1,209,999	3.31%
	$8,062,238	22.04%

For each of these issuers, the advisor determined that one or more of the advisor’s criteria for “global securities” was satisfied; revenues outside the U.S. exceeded U.S. sourced revenues; outlets and branches outside the U.S. exceeded U.S. outlets and branches; substantial (more than 25%) profits, operating contributions, or revenues were derived from non-U.S. activities, and negative U.S. revenues combined with positive non-U.S. revenues.  The advisor also considers that each of these companies presents itself to the world as being a “global” company – having operations or activities in multiple countries so that the market for its goods or services, or the source of its revenues, profits, inputs or means of production, was not limited to a single market.  The advisor believes that the Fund’s assets have been invested in issuers that are tied economically to a number of countries throughout the world.

Line Graph - All Funds

4.	Include a statement that “the graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares” on future reports.

RESPONSE:     The Registrant will include the requested disclosure in its semi-annual and annual reports going forward.

If you have any questions or additional comments, please contact the undersigned at (626) 914-1041.

Sincerely,

/s/ Rita Dam
Rita Dam
Treasurer